[Letterhead of Wyrick Robbins Yates & Ponton LLP]

JEFFREY M. SMITH

jsmith@wyrick.com

November 9, 2006

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: James Peklenk, Staff Accountant

Re: Salix Pharmaceuticals, Ltd.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the period ended March 31, 2006

Filed May 10, 2006

File No. 000-23265

Dear Mr. Peklenk:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as discussed in our telephone conference with James Peklenk on October 31, 2006. The telephone conference was scheduled to discuss Salix’s August 7, 2006 responses to the Staff’s original comments set forth in its letter to Salix dated July 13, 2006. Our responses below are numbered to correspond to the order of the comments received in our October 31, 2006 telephone conference, which are repeated below in italics.

1. Refer to your response to Comment 1. Please confirm that your proposed disclosure in future filings for Schedule 2, or elsewhere, would break out both provisions and return/credit back “current” and prior periods as shown in the table in your response letter. Also revise your proposed disclosure to include the sensitivity analysis or something similar that you provided in your response to us.

In response to the Staff’s July 13, 2006 comment letter, Salix began improving its disclosure related to items that reduce gross revenue, such as product returns, chargebacks, customer rebates and other allowances in its Form 10-Q for the period ended June 30, 2006. Pursuant to the Staff’s additional telephonic comments on October 31, 2006, Salix will further

James Peklenk

November 9, 2006

improve its disclosure by including additional information about Salix’s methods for establishing allowances for product returns, rebates and chargebacks, as well as disclosing its sensitivity analyses and results with respect thereto. This additional information is found in both Note 2 to Salix’s condensed consolidated financial statements and in management’s discussion and analysis in the Form 10-Q for the period ended September 30, 2006, and will be included in future period reports filed by Salix.

In addition, Salix confirms that in future annual reports on Form 10-K, beginning with the Form 10-K for the year ended December 31, 2006, it will include on Schedule 2 or elsewhere tables disclosing its roll-forward for allowance for rebates, chargebacks and returns for the periods presented in the Form 10-K. The tables will be in substantially the form shown in our comment response letter submitted to the Staff on August 7, 2006.

2. Please revise the notes to your financial statements to include a discussion of the future milestone payment amounts and the triggering events related to these agreements. Also include a note to the contractual obligation table that discusses these amounts and the triggering events, and why you’re not including them in the table.

Pursuant to the Staff’s October 31, 2006 telephonic comments, Salix has revised its disclosure regarding its material collaborative agreements to provide more detail regarding future milestone payments. This disclosure is contained in Note 3 to Salix’s condensed consolidated financial statements in the Form 10-Q for the quarter ended September 30, 2006 for informational purposes, and will be included in Salix’s future annual reports on Form 10-K. The additional disclosure provides more detail about milestone payments made to date, potential future milestone payments and what events trigger those payments. The disclosure also provides Salix’s analysis of whether those milestone payments satisfy the criteria of a purchase obligation required to be disclosed pursuant to Item 303(a)(5) of Regulation S-K.

3. Please revise this disclosure to include a more detailed discussion of the actual changes in the estimation process, along with the reasons for the changes. Continue to quantify the impact that this had on your operations, including a discussion of this in your MD&A analysis.

Pursuant to the Staff’s October 31, 2006 telephonic comments, Salix has revised its disclosure of its refined estimation process of research and development expenses in the Form 10-Q for the quarter ended September 30, 2006 to include disclosure regarding the impact of the change for such period. This disclosure is found in Note 7 of Salix’s condensed consolidated financial statements and in “Results of Operations – Three-month and Nine-month Periods Ended September 30, 2006 and 2005” of management’s discussion and analysis. Salix will provide similar disclosure in its Form 10-K for the year ended December 31, 2006. For periodic reports beginning after the Form 10-K for the year ended December 31, 2006, Salix will provide disclosure only with respect to its new estimation process without a discussion of the impact of the change from the prior process.

James Peklenk

November 9, 2006

*    *    *    *    *    *    *    *    *

As requested, please be advised that Salix hereby acknowledges that:

•	Salix is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix respectfully submits that the foregoing amendments to the Registration Statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Jeffrey M. Smith
Jeffrey M. Smith

cc: Adam C. Derbyshire